SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

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[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

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COMMISSION FILE NUMBER 1-_____

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A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEHMAN BROTHERS SAVINGS PLAN

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEHMAN BROTHERS HOLDINGS INC.
745 Seventh Avenue
NEW YORK, NY 10019

Financial Statements and Supplemental Schedule
Lehman Brothers Savings Plan

Years Ended December 31, 2007 and 2006
with Reports of Independent Registered Public Accounting Firms

Lehman Brothers Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Contents

Reports of Independent Registered Public Accounting Firms......................................................................................................................................1-2

Financial Statements

Statements of Net Assets Available for Benefits................................................................................................................................................................3
Statements of Changes in Net Assets Available for Benefits...........................................................................................................................................4
Notes to Financial Statements...........................................................................................................................................................................................5-13

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)............................................................................................................................14-15

Signature

Exhibit Index

Exhibit 23.1 Consent of Independent Public Accounting Firm – Mitchell & Titus

Exhibit 23.2 Consent of Independent Public Accounting Firm – Ernst & Young

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefit Plan Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statement of net assets available for benefits of the Lehman Brothers Savings Plan (“the Plan”) as of December 31, 2007 and the related statement of change in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's administrators.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Assets (Held At End of Plan’s Year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's administrators. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                            /s/ Mitchell & Titus, LLP

New York, New York
June 26, 2008

Report of Independent Registered Public Accounting Firm

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for benefits of the Lehman Brothers Savings Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

                                                                /s/ Ernst & Young LLP

New York, New York
June 26, 2007

Lehman Brothers Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
	(in thousands)
Assets
Investments, at fair value	$2,154,184	$1,938,795
Participant loans	16,724	14,849
Contribution receivables	28,170	25,405
	2,199,078	1,979,049

Liabilities
Accrued and other liabilities	168	43

Net assets available for benefits, at fair value	2,198,910	1,979,006
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(2,714)	3,012

Net assets available for benefits	$2,196,196	$1,982,018

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
Additions:	2007	2006
Additions to net assets attributed to:	(in thousands)
Investment income:
Net realized and unrealized appreciation in fair value	$28,081	$149,063
Interest and dividends	87,313	54,393
Total investment income	115,394	203,456

Contributions:
Participants	144,410	122,608
Employer	28,296	25,405
Rollovers	27,115	22,954
Total contributions	199,821	170,967

Transfers in from other Plans:
BNC Mortgage Inc.	-	18,210
Finance America, LLC	-	10,509
Campus Door/Townsend Analytics	9,386	-
Capital Crossing	8,238	-
Eagle/Lightpoint	2,605	-
Total transfers	20,229	28,719
Total additions	335,444	403,142

Deductions:
Deductions from net assets attributed to:
Participant withdrawals	(120,587)	(88,663)
Administrative fees	(679)	(301)
Total deductions	(121,266)	(88,964)

Net increase in net assets	214,178	314,178

Net assets available for benefits:

Beginning of year	1,982,018	1,667,840

End of year	$2,196,196	$1,982,018

See accompanying notes to financial statements.

Lehman Brothers Savings Plan
Notes to Financial Statements
For the year ended December 31, 2007

1. Description of the Plan

General

The Lehman Brothers Savings Plan (the “Plan”) is a defined contribution plan. The Plan became effective January 1, 1984 and was amended and restated from time to time thereafter, including a restatement on December 27, 2007.  Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. (“Lehman”) and its participating subsidiaries (collectively, the “Company”) are eligible to participate in the Plan as soon as administratively practicable following their date of employment.

The December 2007 Plan restatement amended the Plan to change the Plan’s default fund from the Stable Value Fund to the Fidelity Freedom Fund (a lifecycle fund) that best corresponds to the individual’s 65th birthday, to reduce the maximum percentage allowed to be allocated to the Lehman Brothers Common Stock Fund (either through contributions or through an assets transfer) from 50% to 20%, and to change the investment direction of employer contributions from the Lehman Brothers Common Stock Fund to match the participant’s investment elections for their employee contributions.

The December 2007 Plan restatement also incorporated an April 18, 2007 amendment to retroactively eliminate the requirement that no more than 2 participant loans may be initiated within any 12-month rolling period.  This 12-month restriction was incorrectly programmed in the Plan’s recordkeeping system since it was added to the Plan in 2001.  The Plan submitted a Voluntary Corrective Procedure (“VCP”) filing to the IRS in December 2006 and upon receipt of the VCP approval the Plan was amended to retroactively eliminate this restriction.

The December 2007 Plan restatement also included amendments providing for the merger of a portion of the Capital Crossing Inc. 401(k) Plan, and of the entire LightPoint Capital Management, LLC 401(k) Plan, and the Eagle Energy Partners LLP 401(k) Plan into the Plan effective August 1, 2007, December 10, 2007 and December 12, 2007, respectively.  The amendments also provided past service credit, for purposes of eligibility to share in Employer Contributions and vesting, (x) to anyone employed by Capital Crossing Inc. on (i) July 1, 2007 or (ii) any applicable earlier date during 2007 immediately preceding their transfer to the employ of the Company, (y) to anyone employed by LightPoint Capital Management, LLC on August 26, 2007, and (z) to anyone employed by Eagle Energy Partners LLP on (i) October 1, 2007 or (ii) any applicable earlier date during 2007 immediately preceding their transfer to the employ of the Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A more complete description of the Plan is contained in the Plan document, which is available to all participants from the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee (the “Plan Administrator”).

Lehman Brothers Savings Plan
Notes to Financial Statements
For the year ended December 31, 2007

1. Description of the Plan (continued)

General(continued)

Records of all financial transactions involving Plan assets including receipt of contributions and investment earnings, payment of benefits and expenses, and purchase and sale of investments, are maintained by Fidelity Management Trust Company and its affiliates (collectively referred to as “FMTC”).

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifty percent of eligible compensation, as defined by the Plan document. The Company provides a discretionary matching contribution, in Lehman stock or cash, on behalf of eligible participants who have a twelve month period of service, as defined by the Plan document, and are employees on the last day of the Plan year. The amount of the discretionary contribution, if any, will be determined by the Company’s Board of Directors.

In the event a discretionary matching contribution is made, it will be allocated as follows:

1.
Participants with annual compensation below $50,000, and who are not in any position designated to be excluded from the Company contribution, will receive a Company contribution of $500 plus 100% of the first $3,500 of their pre-tax contributions.

2.
Participants with annual compensation between $50,000 and $200,000 will receive a Company contribution up to 100% of the first $4,000 of their pre-tax contributions, only if there are funds remaining after contributions are made for the participants making less than $50,000 per year.

3.	Company contributions are not made for participants with annual compensation in excess of $200,000.

For the 2007 Plan year, Company contributions were made in cash and were invested in accordance with the participant’s elections for their employee contributions.  For the 2006 Plan year, Company contributions were made in cash, which was invested in the Lehman Brothers Common Stock Fund.

Participant pre-tax contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the “Code”), provides that pre-tax contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in participant gross income to the extent such contributions exceed the statutory limitation. The maximum limitation amount was $15,500 for 2007 and $15,000 for 2006.

Lehman Brothers Savings Plan
Notes to Financial Statements
For the year ended December 31, 2007

1. Description of the Plan (continued)

Contributions (continued)

The Company’s contributions on behalf of participants, as well as the income and appreciation on amounts invested in the Plan, are also not subject to tax until distributed.

As allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), the Plan was amended to allow participants to contribute Catch-Up contributions, as defined in EGTRRA, to the Plan.  Participants who are at least 50 years old as of December 31 of any Plan year may elect to contribute, on a pre-tax basis, between one and twenty-five percent of eligible compensation, as defined in the Plan document, as Catch-Up contributions.  The maximum limitation for Catch-Up contributions was $5,000 for 2007 and 2006.

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Participants may direct how their contributions are to be invested in the available investment options offered by the Plan.

Participant Accounts

Separate accounts are maintained for each participant whereby the participant’s account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals, loans and any applicable administrative fees. The periodic allocation of investment experience is based upon the participant’s beneficial interest in each of the investment funds on the valuation date.

Vesting

Participants are immediately 100% vested in their pre-tax and Catch-up contributions for all Plan years and in any Company contributions that were made for any Plan year prior to 2005.  Participants shall be 100% vested in their Company contributions made for 2005 and later Plan years once they have attained three years of vesting service, as defined by the Plan document.

Participant Loans

Generally, participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence, as long as documentation is provided. The loans are secured by the participant’s account and bear interest at the rate of prime plus one percent. Principal and interest are paid ratably through biweekly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants that are still employed by Lehman, but are not able to repay their loans through payroll deductions, are required to repay their loans through monthly payments made directly to FMTC.

Lehman Brothers Savings Plan
Notes to Financial Statements
For the year ended December 31, 2007

1. Description of the Plan (continued)

Participant Loans (continued)

Participants who terminate their employment with outstanding loan balances have 90 days following termination to repay the loan.  Loans not repaid in that timeframe (or the grace period for curing the default) will be reported as taxable distributions.  Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2007 and 2006, $1,797,970 and $1,080,934, respectively, in outstanding loan balances have been reported as taxable distributions to participants.

Payment of Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts. Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Plan Administrator. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

If the participant’s employment with the Company terminates, at any point prior to death the participant may elect to receive a full or partial distribution of his/her account balance.  In the event the participant’s account does not exceed $1,000, an immediate lump sum payment will be made automatically.  After participants attain the age of 70-1/2, they must begin receipt of their remaining account balance in accordance with the minimum required distribution provision and the Plan rules.

Upon death, the balance in the participant’s account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment; however, the beneficiary may elect instead to receive one or more payments over a period of up to five years following death if the account exceeds $1,000.

Forfeited Accounts

The balance on the forfeited non-vested participant accounts was $2,262,489 and $615,261 at December 31, 2007 and 2006 respectively.  The amounts will be used to either reduce employer contributions or defray administrative expenses of the Plan.

Lehman Brothers Savings Plan
Notes to Financial Statements
For the year ended December 31, 2007

1. Description of the Plan (continued)

Administrative Expenses

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2007 and 2006, the Plan was charged $678,749 and $300,919 for third party administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Reporting of Investment Contracts

As required by the FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Except for certain investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investment securities not traded on any public exchange are valued at $0. Participant loans are valued at their outstanding balances, which approximate fair value.

Lehman Brothers Savings Plan
Notes to Financial Statements
For the year ended December 31, 2007

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Investment contracts held in the Plan’s Stable Value Fund (“Stable Value Fund”), a separate account established by the Company for the exclusive benefit of Plan participants, are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2007 and 2006 approximated $239,369,604 and $206,657,957, respectively.  The average yield was approximately 5.17% in 2007 and 5.11% in 2006, respectively. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and were 5.00% at December 31, 2007 and 5.10% at December 31, 2006.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 20% of contributions permitted to be invested in the Lehman Brothers Common Stock Fund (50% prior to December 27, 2007). Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis.

Lehman Brothers Savings Plan
Notes to Financial Statements
For the year ended December 31, 2007
3. Investments (continued)

The following table presents the investments at fair value held by the Plan at December 31, 2007 and 2006, respectively:

	December 31,
	2007	2006
	(in thousands)
Investments, at fair value
Mutual Funds	$1,686,121	$1,469,679
Stock Funds	228,691	262,456
Stable Value Fund	239,370	206,658
Self-Directed Accounts	2	2
Total	$2,154,184	$1,938,795

The following table presents the net appreciation in fair value of investments held by the Plan at December 31, 2007 and 2006, respectively:

	Years Ended December 31,
	2007	2006
	(in thousands)
Net appreciation in fair value of investments:
Mutual Funds	$74,463	$102,424
Stock Funds	(46,382)	46,639
Total	$28,081	$149,063

The following is a schedule of investments held in excess of 5% of the net assets available for benefits at December 31, 2007 and 2006, respectively:

	Fair Value at December 31,
	2007	2006
	(in thousands)
Funds:
Neuberger Berman Value Equity	$618,094	$590,226
Lehman Brothers Common Stock	228,691	233,380
Vanguard Institutional Index	157,329	136,796
Fidelity Diversified International	111,840	-

Lehman Brothers Savings Plan
Notes to Financial Statements
For the year ended December 31, 2007

4. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

5. Plan Termination

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.  In the event of Plan termination, participants would immediately become 100% vested in their employer contributions.

6. Income Tax Status

The Plan received a determination letter from The Internal Revenue Service dated August 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan’s Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Party in Interest Transactions

Certain Plan investments were managed and held in trust by FMTC during 2007 and 2006.  This qualifies FMTC as a party in interest.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007, to the Form 5500:

In thousands

Net assets available for benefits per the financial statements	$2,196,196
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,714
Net assets available for benefits per the Form 5500	$2,198,910

Lehman Brothers Savings Plan
Notes to Financial Statements
For the year ended December 31, 2007

8. Reconciliation of Financial Statements to Form 5500 (continued)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value.  The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

9. New Accounting Pronouncement

In September 2006, the FASB issued SFAS No.157, Fair Value Measurements “SFAS 157.” SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  SFAS 157 applies to accounting pronouncements that require or permit assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan is currently evaluating the effect that the adoption of SFAS 157 will have on its statement of net assets available for benefits and statement of changes in net assets available for benefits.

Supplemental Schedule

EIN: 13-3216325
Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2007

	Par Value/ Number of Shares	Current Value at December 31, 2007
Stable Value Fund
Bank of America
Contract #05-034	43,485,150	$46,194,710
ING Life Insurance and Annuity Co.
Contract # 60118	29,720,995	31,572,910
JPMorgan Chase Bank
Contract # 431429-S	27,377,379	29,083,264
State Street Bank & Trust
Contract # 105019	34,507,041	41,801,795
UBS AG
Contract # 5206	20,355,585	35,126,244
UBS AG
Contract # 5186	8,512,754	7,741,877
IXIS
Contract # 1921 Fidelity Management Trust Co. (a) Contract GDLE	35,078,217 5,355,087	42,493,717 5,355,087
Stock Funds		239,369,604
Lehman Brothers Common Stock (a)	13,743,452.374	228,691,047

Mutual Funds
Fidelity Capital and Income (a)	6,062,673.336	52,624,005
Fidelity Select Biotech (a)	90,843.296	6,057,431
Fidelity Select Healthcare (a)	94,818.454	11,930,058
Fidelity Select Technology (a)	169,137.846	13,754,290
Fidelity Select Telecomm (a)	103,659.015	5,394,415
Fidelity Asset Manager (a)	1,724,833.023	26,752,160
Fidelity Low Price Stock (a)	1,040,455.176	42,793,921
Fidelity Diversified International (a)	2,803,009.973	111,840,098
Fidelity Large-Cap Stock (a)	5,441,649.879	105,187,092
Fidelity Freedom 2010 (a)	402,015.865	5,957,875
Fidelity Freedom 2020 (a)	717,367.829	11,341,585
Fidelity Freedom 2030 (a)	816,937.299	13,495,804
Fidelity US Bond Index (a)	3,571,827.932	38,897,206
Fidelity Freedom 2040 (a)	1,243,609.223	12,100,318
Fidelity Freedom 2015 (a)	2,708.093	33,770

EIN: 13-3216325
Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year) (continued)

December 31, 2007

	Par Value/ Number of Shares	Current Value at December 31, 2007
Mutual Funds (continued)
Fidelity Freedom 2025 (a)	9,376.489	123,582
Fidelity Freedom 2035 (a)	3,090,.656	42,280
Fidelity Freedom 2045 (a)	2,227.393	25,281
Fidelity Freedom 2050 (a)	5,865.379	67,041
Neuberger Berman Partners (a)	1,752,771.680	57,525,967
Allianz Emerging Co Is	537,751.709	10,647,484
Pimco Total Return Administrative	3,039,526.401	32,492,537
Neuberger Berman Genesis Investor (a)	1,619,653.051	55,635,082
Templeton Developing Markets A	1,261,607.018	38,479,014
Vanguard Total Stock Market SIG	686,348.513	23,425,075
Calamos Growth	931,480.801	54,631,349
Vanguard Institutional Index	1,172,874.313	157,329,360
MFS Value Fund A	483,377.972	12,824,018
Hartford Cap App IA	615,090.529	32,267,649
TRP Mid Cap Value	1,580,351.620	35,494,697
Neuberger Berman High Inc Bond Inv (a)	527,571.639	4,574,046
American Cap World G&I R4	806,099.670	35,903,679
Neuberger Berman International Inv (a)	1,920,907.682	40,146,971
Neuberger Berman Socially Responsible (a)	254,254.573	6,770,799
Century SM Cap	506,653.601	11,460,504
Neuberger Berman Value Equity (a)	9,578,701.413	618,094,445
		1,686,120,888
Self-Directed Accounts
Monte Carlo Corp. *	1,000	-
Omnimax Inc.	2,000	-
Paratech International Inc. *	4,000	-
Buscemi’s Intl Inc/New *	20	-
Westmore Intl Inc. *	500	-
Strips-Tint-05/15/2008	2,000	1,977
First Capital Holdings Corp. *	100	-
Access International Education Ltd.	80	5
Xebec *	700	-
		1,982

Total Investments before Participant Loans		2,154,183,521

Participant Loans (a)		16,724,317
Total Investments and Participant Loans		$2,170,907,838

* Unpriced Securities, valued at zero (a) Indicates party in interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   LEHMAN BROTHERS SAVINGS PLAN

By:	/s/ Wendy M. Uvino
Wendy M. Uvino
Chairperson
Lehman Brothers Holdings Inc.
Employee Benefit Plans Committee

June 26, 2008

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Accounting Firm - Mitchell & Titus LLP

23.2	Consent of Independent Registered Accounting Firm - Ernst & Young LLP